Please note that this letter and other documents are in draft form, and in no way reflect the Fund’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. BANCORP FUND SERVICES, LLC
615 East Michigan Street
Milwaukee, WI  53202

September […], 2016

VIA EDGAR TRANSMISSION

Mr. James O’Connell
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jensen Portfolio, Inc. (the “Fund”) Securities Act Registration No: 033-47508 Investment Fund Act Registration No: 811-06653

Dear Mr. O’Connell:

This amendment is being filed under Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), in response to your comments of September 12, 2016 regarding the Fund’s Post-Effective Amendment (“PEA”) No. 39 to its registration statement.  PEA No. 39 was filed pursuant to Rule 485(a) under the 1933 Act on Form N‑1A on July 29, 2016 for the purpose of registering new Class Y shares of the Fund, and making material changes to the Fund’s principal investment strategy and risk disclosure.  The Fund is filing this PEA No. 40 under Rule 485(b) with the revisions discussed herein in response to your comments, to make certain non-material changes as appropriate and to file exhibits to the registration statement.

For your convenience in reviewing the Fund’s response, your comment is included in bold typeface immediately followed by the Fund’s response.

In addition, in connection with this filing, the Fund hereby makes the following representations:

1.
The Fund acknowledges that in connection with the comments made by the Staff of the SEC, the Staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Fund and its management are solely responsible for the content of such disclosure;

2.
The Fund acknowledges that the Staff’s comments, and changes in disclosure in response to the Staff’s comments, do not foreclose the SEC or other regulatory body from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

3.
The Fund represents that neither it nor its management will assert the Staff’s comments or changes in disclosure in response to the Staff’s comments as an affirmative defense in any action or proceeding by the SEC or any person.

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The Fund’s responses to your comments are as follows:

PROSPECTUS – CLASS J & I SHARES

Summary Section - Fees and Expenses of the Fund

1.
Staff Comment:  Please confirm that the Fund will have no acquired fund fees and expenses (“AFFE”), or that AFFE will be less than 0.01% and included in the “Other Expenses” line item of the Fees and Expenses of the Fund table.  If the Fund will have AFFE of 0.01% or more, please add a separate line item to the Fees and Expenses of the Fund table for the Fund to disclose these fees.

Response:  The Fund responds by stating supplementally that the Fund’s AFFE is less than 0.01%, and has included AFFE in the calculation of “Other Expenses.”

PROSPECTUS – CLASS J & I SHARES, CLASS R SHARES AND CLASS Y SHARES

Summary Section - Principal Risks of Investing in the Fund

2.
Staff Comment:  Describe the risks of the growth style of investing.  Although the Fund’s name includes the term growth, it seems to use a value style of investing.  Please clarify this apparent inconsistency.

Response:  The Fund responds by adding the following risk disclosure to the Summary Section and the Principal Risk Section:

“Growth Stock Risk
The prices of growth stocks may be more sensitive to changes in current or expected earnings than the prices of other stocks and may be out of favor with investors at different periods of time.  Compared to value stocks, growth stocks may experience larger price swings.”

The Fund further responds by supplementally explaining that Fund management believes the Fund is accurately described as a growth fund.  As part of the Fund’s investment process, the Fund’s investment adviser favors companies it believes can reinvest free cash flow in order to grow earnings and create business value.  The Fund’s goal is to participate in this value creation as long-term investors.  Valuation work is performed after fundamental due diligence is completed and is used as a tool to manage pricing risk and identify investment opportunities.

Investment Objective, Principal Investment Strategies and Principal Risks – Investment Process

3.	Staff Comment: The criterion described in last bullet indicates a value style of investing. Please explain this criterion in the context of a growth fund.

Response:  The Fund responds by explaining supplementally that the Fund’s goal is to participate as long-term investors in companies that are able to reinvest free cash flow in order to grow earnings and create business value.  Valuation work is performed after fundamental due diligence is completed and is used as a tool to manage pricing risk and identify investment opportunities.

Investment Objective, Principal Investment Strategies and Principal Risks – The Fund’s Portfolio Securities

4.	Staff Comment: If foreign securities are considered part of the Fund’s fundamental strategy, please provide the appropriate risk disclosure.

Response:  The Fund responds by explaining supplementally that foreign securities are not considered part of the Fund’s fundamental strategy.

PROSPECTUS – CLASS Y SHARES

Cover

5.	Staff Comment: The Table of Contents link provided references an incorrect share class.

Response:  The Fund responds by revising the link to reference the correct share class.

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If you have any additional questions or require further information, please contact Adam Smith at (414) 765-6115.

Sincerely,

Brian S. Ferrie
Treasurer and Chief Compliance Officer
Jensen Portfolio, Inc.